THE ALGER FUNDS II
360 Park Avenue South
New York, New York  10010

May 3, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn: Ashley Vroman-Lee

Re:                             The Alger Funds II (File Nos.: 33-98102, 811-1743)

Registration Statement on Form N-1A

Ladies and Gentlemen:

On behalf of The Alger Funds II (the “Trust”), on May 9, 2016 we plan to file pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”), Post-Effective Amendment No. 61 (the “Amendment”) under the Securities Act to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).  The Amendment will be marked to show changes made in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on Post-Effective Amendment No. 60 (“PEA 60”) under the Securities Act to the Registration Statement filed with the SEC on March 9, 2016 pursuant to Rule 485(a)(1) under the Securities Act in order to add two classes of shares (Class Y and Class Y-2 Shares) to Alger Emerging Markets Fund (the “Fund”).  The Amendment will include a retail prospectus for the Class A and C Shares of the Fund (the “Retail Prospectus”), an institutional prospectus for the Class I, Class Y, Class Y-2 and Class Z Shares of the Fund (the “Institutional Prospectus”), a statement of additional information (“SAI”) for the Fund, and Part C, as did PEA 60.  These documents will all be incorporated into a combined Retail Prospectus and a combined Institutional Prospectus that include shares of funds in the Alger Family of Funds.

Comments were provided by telephone to me and Joshua Lindauer by Ashley Vroman-Lee of the Staff on April 14, 2016.  For the convenience of the Staff, comments have been restated below in their entirety and the Trust’s response follows each comment.  Page references in the responses to the Retail Prospectus, Institutional Prospectus, and SAI are to those filed as part of PEA 60.  Capitalized terms used but not defined herein have the meanings assigned to them in PEA 60.

FILING

1.                                      Staff Comment:  The Staff requested that we file a response as correspondence via EDGAR, and that we include a Tandy letter with the 485(b) filing.

Response:  We are filing this response letter, and will include a Tandy letter with the 485(b) filing for the Fund.

RETAIL PROSPECTUS

Fund Fees and Expenses (page 1)

2.                                      Staff Comment:   Please confirm that the Board of Trustees of the Fund cannot terminate the expense reimbursement.  Please see Instruction 3(e) to Item 3 of Form N-1A.

Response:  We confirm that the Board of Trustees cannot terminate the expense reimbursement.  The fee waiver/expense reimbursement agreement between the Fund and its investment adviser, Fred Alger Management, Inc., states that “[t]his agreement may not be terminated during the time period indicated.”  Accordingly, the footnote regarding the expense reimbursement states that “[t]his expense reimbursement cannot be terminated.”

Introduction: The Alger Funds II (pages 7-9)

3.                                      Staff Comment:  The Staff found this section confusing, as it is not required by Item 9.  The “Performance” heading on page 7 does not include the performance information required by Item 4.  The “Hypothetical Investment and Expense Information” on page 8 may be confusing to shareholders, who think it is fund performance information.  The Staff requested that we make clear that this information is not required by Form N-1A.

Response:  As we noted during the call, the terms of the Assurance of Discontinuance that Fred Alger Management, Inc. and Fred Alger & Company, Incorporated signed with the Attorney General of the State of New York require the inclusion of the Hypothetical Investment and Expense in the prospectus.  We have added disclosure emphasizing the hypothetical nature of this disclosure and stating that this disclosure is not required to be included in the Fund’s prospectus by the form of prospectus prescribed by the SEC, and we have reordered the other information in an attempt to better incorporate it into the disclosure required by Item 9. Additionally, we have deleted the “Performance” heading.

Portfolio Investments (page 10)

4.                                      Staff Comment:  The Staff asked whether the Item 9 information included risk information.  When pointed to this section, the Staff suggested that we delete the heading “Portfolio Investments.”

Response:  The requested change has been made.

5.                                      Staff Comment:  The Staff noted that the Item 9 disclosure should include more disclosure than Item 4.  The Staff requested that risks specific to emerging markets be included in this section.

Response:  With respect to the disclosures responsive to Items 4 and 9, certain risk disclosures have been revised so that such Item 4 disclosures summarize the relevant Item 9 disclosures.  We note that certain information is included in response to Item 9, but not Item 4, e.g., the sections entitled U.S. Government Securities, Illiquid and Restricted Securities, and Temporary Defensive and Interim Investments, on page 11 of the Institutional Prospectus.  In addition, the heading “Emerging Countries Securities” has been added to the disclosure regarding the risks specific to emerging countries.

Shareholder Information — Sales Charges (page A-4)

6.                                      Staff Comment:  The Staff asked that we make more clear the minimum investment and maximum investment for each class of shares.

Response:  The requested change has been made.

SAI

Investment Strategies and Policies (page 3)

7.                                      Staff Comment:   The Staff requested that we confirm supplementally that derivatives are not a principal investment strategy of the Fund.

Response:  We confirm that derivatives are not a principal investment strategy of the Fund.

Should members of the Staff have any questions or comments regarding the Amendment, they should call me at 212.806.8833 or lmoss@alger.com.

Very truly yours,

/s/ Lisa A. Moss
Lisa A. Moss

cc:                                Hal Liebes, Esq.